Exhibit A

Stelios plans to vote FOR the Stelmar/OSG merger - a great day for shareholder activism as our efforts forced the Board to find a fair deal posted: Jan 5, 2005

The following message was written by Stelios:

As I said on December 13th when the Stelmar OSG merger was announced, I have been following the shipping markets and the performance of the share price of the peer group of Stelmar in order to decide whether to accept or reject the $48 per share offer in cash at the imminent shareholder vote on January 20th.

After careful examination of the following facts, I am currently minded to vote FOR the merger:

1.	the price has quadrupled since the IPO price less than 4 years ago, from $12 to $48.

2.	the price has doubled compared to where it was 6 months ago before the OMI offer, from $24 to $48.

3.	the price is almost 25% higher than original offer supported by the board which has improved in 27 days by $170million

4.	the second auction process was conducted in consultation with me and with the specific exclusion of management who were, in my opinion, driven by competing self interests in the first auction process

5.	there has been a correction in the share prices of Stelmar’s peer group since the recent tragic events in Asia.

I am very disappointed that the directors made it so difficult to achieve the only outcome which was logical from the first day that my family and I announced the OMI agreement back in May 2004. A lot of money and energy has been wasted in the interim by the company and the shareholders. I hope that the non executive directors will also waste no more time in investigating the allegations around the Keymar repair. I believe that the appointment of the law firm Norton Rose did not help in that direction as, in my view, they are conflicted since they are also acting for management on the related Keymar insurance claim case. I am really disappointed by what I believe is a lack of judgment on the part of the non-execs and I reserve all my rights as a shareholder in that respect.

Wishing to end on a positive note, Stelmar, now valued at almost $850million was my first venture which I started when I was 25 years old, some 12 years ago,, and in the last year it has been my best performing investment. I would like to thank the vast majority of staff who worked diligently to make this a success. The time has come for me to move on and focus into what I consider to be my core competence, which is “branding”. With the success of easyJet I have built a leading pan-European brand which I am now busy extending in 12 different sectors. My love of the sea will continue in the form of easyCruise.com, with the first ship completing its refit soon in Singapore and being expected to start sailing in the Mediterranean in May 2005. My vision is to make cruising holidays exiting and accessible for the young! Once a ship owner, always a ship owner!

/s/Stelios

Stelios

easyGroup Chairman & Founder of Stelmar Shipping

Stelmar is the shipping business founded by Stelios in 1992 which he listed on the New York stock exchange in 2001. Stelios stepped down as chairman in 2002 but remains a significant shareholder in the business with the Haji-Ioannou family owning 20% of Stelmar shares.